UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 02, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 May 2014
Exhibit No. 2	Publication of Supplementary Prospectus dated 02 May 2014
Exhibit No. 3	Director/PDMR Shareholding dated 13 May 2014
Exhibit No. 4	Publication of Base Prospectus Supplement No.2 dated 15 May 2014
Exhibit No. 5	Offer to Exchange Securities dated 15 May 2014
Exhibit No. 6	Director/PDMR Shareholding dated 16 May 2014
Exhibit No. 7	Barclays PLC Scrip Dividend Reference Share Price dated 21 May 2014
Exhibit No. 8	Publication of Prospectus dated 27 May 2014
Exhibit No. 9	Tushar Morzaria to Speak at NY investor conference dated 27 may 2014
Exhibit No. 10	Publication of Prospectus dated 28 May 2014
Exhibit No. 11	Total Voting Rights dated 30 May 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 02, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 02, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

01 May 2014

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2014, Barclays PLC's issued share capital consists of 16,394,884,042 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,394,884,042) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Supplement

The following supplement has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

Supplement dated 17 April 2014 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1. 3rd Supplement to the Base Prospectus dated 8 July 2013 (RSSP Base Prospectus A)

2. 3rd Supplement to the Base Prospectus dated 24 July 2013 (RSSP Base Prospectus B)

3. 3rd Supplement to the Base Prospectus dated 25 July 2013 (RSSP Base Prospectus C)

4. 3rd Supplement to the Base Prospectus dated 25 July 2013 (RSSP Base Prospectus D)

5. 3rd Supplement to the Base Prospectus dated 4 July 2013 (RSSP Base Prospectus E)

6. 2nd Supplement to the Base Prospectus dated 12 November 2014 (RSSP Base Prospectus G)

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DSupplement-No3-dated-17-April-2014-BaFin-approved-Prospectuses-PDF-860KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330708922806&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 3

13 May 2014

Barclays PLC (the "Company")

Notification of transactions by Director/Person Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company was notified of the following transactions by Directors/PDMRs of the Company:

1. On 12 May 2014 Crawford Gillies notified the Company he had acquired 10,000 ordinary shares of Barclays Bank PLC (the "Shares") at a price of 257.13p per Share on 12 May 2014.

2.     On 13 May 2014 the Company was notified that Robert le Blanc had acquired 569,236 Shares at a price of 256.62p per Share on 12 May 2014. The Shares were provided to satisfy an award made by the Company under the
     Barclays Group Long Term Incentive Plan, granted in 2011.  Sufficient Shares were sold at the same price to pay applicable withholding tax and other deductions. (Note that, under the terms of the award, 50% of the remaining Shares will be held for an additional 12 months in a nominee account following vesting)[1].

PDMR	Shares provided to PDMR	Shares sold on behalf of PDMR to meet tax liabilities *	Other shares sold on behalf of PDMR
Robert Le Blanc	569,236	267,542	0
 * Tax liabilities on the shares provided were met in cash and the number of shares actually received by the individual was reduced by the value required to meet those tax liabilities.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0) 207 116 4755

[1] For further details on the Barclays LTIP plan, see previous disclosures in the Barclays Annual Reports

Exhibit No. 4

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 14 May 2014 to the Base Prospectus dated 26 November 2013 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/2340H_1-2014-5-15.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement electronically or otherwise to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 5

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

15 May 2014

Barclays PLC and Barclays Bank PLC Announce Offers to Exchange Existing T1 Securities for New AT1 Securities

Barclays PLC ("Barclays") and Barclays Bank PLC ("Barclays Bank", and together with Barclays, the "Offerors") have today launched invitations to holders ("Holders") of certain existing Tier 1 securities (as described in the tables below) (the "Existing T1 Securities") issued by Barclays Bank to offer to exchange any or all of such securities for new additional tier 1 securities (the "New AT1 Securities") to be issued by Barclays (the "Exchange Offers"), as the next step in the transition of the Group's capital structure.

The Exchange Offers are being made on the terms and subject to the conditions and restrictions set out in the prospectus (the "Prospectus") contained in the Form F-4 Registration Statement (the "Registration Statement") filed with the U.S. Securities and Exchange Commission (the "SEC") on 15 May 2014, as may be amended from time to time. Copies of the Registration Statement are available for free by visiting EDGAR on the SEC website at www.sec.gov or from the Exchange Agents whose contact details are set out at the end of this announcement.

Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Prospectus.

Purpose of the Exchange Offers

The exchange will accelerate the transition of the Group's capital structure, contribute to its leverage ratio target and manage the interest cost associated with legacy non-CRD IV-compliant securities. Barclays notes that any future decision as to the exercise of early redemption calls with respect to the Existing T1 Securities will be made with reference to the economic impact to the Group of such early redemption, prevailing market conditions and regulatory developments.

The Exchange Offers

Subject to certain restrictions set out in the Prospectus, all Holders are being invited by Barclays (in the case of the Preference Shares) or Barclays Bank (in the case of the TONs and the RCIs) to offer to exchange their Existing T1 Securities for New AT1 Securities as set out under "Sterling Exchange Offer", "Euro Exchange Offer" and "Dollar Exchange Offer"  below, plus any applicable Cash Payment Amount and (if applicable) any cash amounts in lieu of any fractional New AT1 Securities, as further described below.

Sterling Exchange Offer

In the Sterling Exchange Offer, Barclays or Barclays Bank (as applicable) are offering to exchange any and all of the Sterling T1 Securities listed in the immediately following table for the Sterling AT1 Securities described in the next following table. For each £1,000 of the Sterling T1 Securities validly tendered and accepted for exchange, Holders of a particular Series will be eligible to receive a principal amount of the Sterling AT1 Securities set out in the immediately following table under "Exchange Price".

Sterling T1 Securities	ISIN	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per £1,000 principal amount of Sterling T1 Securities)
6% Callable Perpetual Core Tier One Notes	XS0150052388	6% to (but excluding) 15 June 2032. From (and including) 15 June 2032, six-month Sterling LIBOR plus 0.89% per annum.	15 June 2032	£90,501,000	£1,040 principal amount of Sterling AT1 Securities
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	XS0248675364	5.3304% to (but excluding) 15 December 2036. From (and including) 15 December 2036, three-month Sterling LIBOR plus 1.985%.	15 December 2036	£81,481,000	£960 principal amount of Sterling AT1 Securities
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	XS0305103482	6.3688% to (but excluding) 15 December 2019. From (and including) 15 December 2019, three-month Sterling LIBOR plus 1.70%.	15 December 2019	£94,703,000	£1,050 principal amount of Sterling AT1 Securities
6.0% Non-Cumulative Callable Preference Shares	XS0222208539	6.0% to (but excluding) 15 December 2017. From (and including) 15 December 2017, three-month Sterling LIBOR plus 1.42% per annum.	15 December 2017	£750,000,000	£1,030 principal amount of Sterling AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Sterling Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Sterling AT1 Securities	XS1068561098	7.00%	5.084%	£1.65	15 September 2019	£150,000,000

Euro Exchange Offer:

In the Euro Exchange Offer, Barclays is offering to exchange any and all of the Euro T1 Securities listed in the immediately following table for the Euro AT1 Securities described in the next following table. For each €1,000 of the Euro T1 Securities validly tendered and accepted for exchange, Holders of such securities will be eligible to receive a principal amount of the Euro AT1 Securities set out in the immediately following table under "Exchange Price".

Existing T1 Securities	ISIN	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per €1,000 principal amount of Euro T1 Securities)
4.75% Non-Cumulative Callable Preference Shares	XS0214398199	4.75% to (but excluding) 15 March 2020. From (and including) 15 March 2020, three-month EURIBOR plus 0.71% per annum.	15 March 2020	€1,400,000,000	€1,000 principal amount of Euro AT1 Securities

New AT1 Securities	ISIN	Initial Interest Rate	Reset Euro Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Euro AT1 Securities	XS1068574828	6.50%	5.875%	€2.02	15 September 2019	€300,000,000

Dollar Exchange Offer:

In the Dollar Exchange Offer, Barclays or Barclays Bank (as applicable) are offering to exchange any and all of the Dollar T1 Securities listed in the immediately following table for the Dollar AT1 Securities described in the next following table. For each $1,000 of the Dollar T1 Securities validly tendered and accepted for exchange, Holders of a particular Series will be eligible to receive a principal amount of the Dollar AT1 Securities set out in the immediately following table under "Exchange Price".

Dollar T1 Securities	ISIN / CUSIP	Interest Rate / Dividend	First Optional Call Date	Principal Amount Outstanding	Exchange Price (per $1,000 principal amount of Dollar T1 Securities)
6.86% Callable Perpetual Core Tier One Notes	XS0155141830; US06738CAG42 / 06738CAG4	6.86% to (but excluding) 15 June 2032. From (and including) 15 June 2032, six-month U.S. dollar LIBOR plus 1.73% per annum.	15 June 2032	$681,013,000	$1,135 principal amount of Dollar AT1 Securities
5.926% Step-up Callable Perpetual Reserve Capital Instruments	XS0269453139; US06739FEY34 / 06739FEY3	5.926% to (but excluding) 15 December 2016. From (and including) 15 December 2016, three-month U.S. dollar LIBOR plus 1.75%.	15 December 2016	$533,064,000	$1,090 principal amount of Dollar AT1 Securities
7.434% Step-up Callable Perpetual Reserve Capital Instruments	XS0322792010; US06739GAD16 / 06739GAD1	7.434% to (but excluding) 15 December 2017. From (and including) 15 December 2017, three-month U.S. dollar LIBOR plus 3.17%.	15 December 2017	$346,565,000	$1,155 principal amount of Dollar AT1 Securities
6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced in the form of American Depositary Shares, Series 1	US06738C8284 / 06738C828	6.278% to (but excluding) 15 December 2034. From (and including) 15 December 2034, three-month U.S. dollar LIBOR plus 1.55% per annum.	15 December 2034	$1,000,000,000	$1,060 principal amount of Dollar AT1 Securities

New AT1 Securities	ISIN / CUSIP	Initial Interest Rate	Reset Dollar Interest Margin	Conversion Price	First Call Date	Minimum New Issue Size
Dollar AT1 Securities	US06738EAB11 / 06738E AB1	6.625%	5.022%	$2.77	15 September 2019	$300,000,000

Fractional  Entitlements

Book-entry interests in the New AT1 Securities will be issued in minimum denominations of £200,000, €200,000 and $200,000 (as applicable) and in integral multiples of £1,000, €1,000 and $1,000 (as applicable) in excess thereof. No fractional New AT1 Securities will be delivered pursuant to the Exchange Offers. Instead, each tendering holder of Existing T1 Securities who would otherwise be entitled to a fractional New AT1 Security will receive cash in an amount equal to such fractional entitlement in the currency of the relevant Series of New AT1 Securities.

Cash Payment Amount

Holders whose Existing T1 Securities are accepted for exchange will receive an amount in cash equivalent to any accrued and unpaid interest or dividends, as the case may be, on the relevant Existing T1 Security from (and including) the immediately preceding interest or dividend payment date to (and excluding) the relevant Settlement Date of an Exchange Offer as part of the consideration under the relevant Exchange Offer and not, for the avoidance of doubt, as a payment of interest or a dividend on the Existing T1 Securities. For the avoidance of doubt, the "Exchange Price" column in the tables above does not take into account any Cash Payment Amount due to Holders. The Cash Payment Amount will be paid to tendering Holders, if applicable, as a separate cash payment.

Minimum New Issue Size

Each Exchange Offer is subject to the condition that a minimum amount of the corresponding New AT1 Securities are issued (each, a "Minimum New Issue Size") and other conditions set out in the Prospectus. In particular:

•    the Sterling Exchange Offer is subject to the condition that a sufficient number of Sterling T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least £150,000,000 aggregate principal amount of the Sterling AT1 Securities will be issued by Barclays;

•    the Euro Exchange Offer is subject to the condition that a sufficient number of Euro T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least €300,000,000 aggregate principal amount of the Euro AT1 Securities will be issued by Barclays; and

•    the Dollar Exchange Offer is subject to the condition that a sufficient number of Dollar T1 Securities are validly tendered and not validly withdrawn by the Expiration Date such that at least $300,000,000 aggregate principal amount of the Dollar AT1 Securities will be issued by Barclays.

Rejection of Tenders; Extension; Amendment; Waiver; Termination

The Offerors may reject tenders of Existing T1 Securities, or extend, amend, waive any condition of or terminate the Exchange Offers, as provided for in the Prospectus.

Withdrawal Rights

Holders may withdraw any Existing T1 Securities that they previously tendered in the Exchange Offers at any time on or prior to the Expiration Date, in accordance with the procedures set out in the Prospectus.

Listing and Trading

The New AT1 Securities are expected to be provisionally admitted to trading on the SIX Swiss Exchange from the Settlement Date. Application will be made to the SIX Swiss Exchange for listing of the New AT1 Securities.

Important Dates

If one or more Exchange Offers are extended, the Expiration Date and Revocation Deadline for such extended Exchange Offers will be the latest date and time to which such Exchange Offers are extended.

Date	Time and Calendar Date	Event
Commencement of the Exchange Offers.	15 May 2014	The Exchange Offers announced. Preliminary prospectus made available to Holders of Existing T1 Securities.
Expiration Date and Revocation Deadline	11:59 p.m, New York City time, 12 June 2014.	Deadline for Holders to validly tender Existing T1 Securities in order to qualify for the relevant Exchange Offer and to validly withdraw tenders of Existing T1 Securities.
Results Announcement Date	13 June 2014	Announcement of the results of the Exchange Offers and acceptance of tenders by Barclays.
Settlement Date	Expected to be 17 June 2014 (three Business Days after the Expiration Date)
New AT1 Securities will be issued in exchange for any Existing T1 Securities validly tendered prior to the Expiration Date and accepted by the Offerors.
Payment of any applicable Cash Payment Amount and cash amounts in lieu of any fractional New AT1 Securities.

Unless stated otherwise in the Prospectus, announcements in connection with the Exchange Offers will be made (i) by the issue of a press release to a recognized financial news service or services (e.g. Reuters/Bloomberg) as selected by Barclays, (ii) by the delivery of notices to the relevant Clearing System for communication to direct participants and (iii) through RNS and on the Luxembourg Stock Exchange's website at www.bourse.lu, and may also be found on the relevant Reuters International Insider Screen. Copies of all such announcements, press releases and notices can also be obtained from the Exchange Agents, the contact details for whom are at the end of this announcement.

Participating in the Exchange Offers

Holders are advised to read the Prospectus carefully for full details of, and information on, the procedures for participating in the Exchange Offers.

Holders who hold Existing T1 Securities through a Clearing System, broker, dealer, commercial bank, trust company or other nominee should keep in mind that such entity may require a Holder to take action with respect to the Exchange Offers a number of days before the Expiration Date in order for such entity to tender Existing T1 Securities on such Holder's behalf at or prior to the Expiration Date.

Further Information

This announcement must be read in conjunction with the Prospectus. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Prospectus contain important information, which must be read carefully before any decision is made with respect to the Exchange Offers. Holders should reach their own investment decision about the New AT1 Securities only after consultation with their own financial, legal and tax advisers (as such Holder deems appropriate) about risks associated with participating in the Exchange Offers and with an investment in the New AT1 Securities and the suitability of participating in the Exchange Offers and investing in the New AT1 Securities in light of the particular characteristics and terms of the New AT1 Securities, which are complex in structure and operation, and of such Holder's particular financial circumstances. Any individual or company whose Existing T1 Securities are held on its behalf by a Clearing System, broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Exchange Offers. None of the Offerors, the Dealer Managers or the Exchange Agents appointed in relation to the Exchange Offers makes any recommendation as to whether Holders should offer Existing T1 Securities for exchange pursuant to the Exchange Offers.

The Registration Statement has been filed with the SEC, but has not yet become effective. New AT1 Securities may not be issued in exchange for the Existing T1 Securities prior to the time the Registration Statement becomes effective.

Any questions or requests for assistance may be directed to the Dealer Managers or the Exchange Agents at their respective telephone numbers as set forth below. Any requests for additional copies of the Registration Statement, an Exchange Instruction or related documents may be directed to the Exchange Agents. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

The Dollar Exchange Agent is:

Global Bondholder Services Corporation
By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): 65 Broadway - Suite 404 New York, New York 10006 United States of America Attn: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): (212) 430-3775/3779
Email: info@gbsc-usa.com
Confirm by Telephone: (212) 430-3774 Toll free: (866) 470-4500

The Sterling and Euro Exchange Agent is:

Lucid Issuer Services Limited
By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): Leroy House 436 Essex Road London N1 3QP United Kingdom Attn: Thomas Choquet / Yves Theis	By Facsimile Transmission (for Eligible Institutions only): +44 20 7067 9098
Email: barclays@lucid-is.com
Confirm by Telephone: +44 20 7704 0880

The Sole Global Coordinator and Lead Dealer Manager for the Exchange Offers is:

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States

In the United States:
U.S. Toll-Free: +1 (800) 438-3242
Collect: +1 (212) 528-7581
Fax: +1 (646) 834-0584
Email: us.lm@barclays.com
Attention: Liability Management Group

In Europe:
Tel: +44(0) 20 3134 8515
Fax: +44(0) 20 7516 7379
Email: eu.lm@barclays.com
Attention: Liability Management Group

The Joint Dealer Managers for the Dollar Exchange Offers are:

Banco Bilbao Vizcaya Argentaria, S.A.

One Canada Square
44th Floor
Canary Wharf
London E14 5AA
United Kingdom

In Europe:
Tel: + 44 (0)207 397 60 29
Attention: Gianmarco Deiana
Email: gianmarco.deiana@bbva.com

Merrill Lynch, Pierce Fenner & Smith Incorporated

214 North Tryon Street, 21st Floor
Charlotte, NC 28255
United States

In the United States:
U.S. Toll-Free: +1 (888) 292-0070
Collect: +1 (980) 683-3215
Attention: Debt Advisory

In Europe:
Tel: +44 (0)20 7995 3715 / +44 (0)20 7996 0867
Email: john.m.cavanagh@baml.com / karl.bystedtwikblom@baml.com
Attention: John Cavanagh / Karl Bystedt Wikblom

Citigroup Global Markets Limited

Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Attention: Liability Management Group
Tel: +44 20 79868969
Email: liabilitymanagement.europe@citi.com

ING Financial Markets LLC

1325 Avenue of the Americas
New York, NY  10019
United States

In the United States:
U.S. Toll-Free: +1 (877) 446-4930
Collect: +1 (646) 424-6000
Fax: +1 (646) 424-6064
Attention: Debt Capital Markets

SMBC Nikko Capital Markets Limited One New Change London EC4M 9AF United Kingdom In Europe: Email: lntm@smbcnikko-cm.com

The Joint Dealer Managers for the Sterling Exchange Offer and the Euro Exchange Offer are:

Crédit Agricole Corporate and Investment Bank Broadwalk House 5 Appold Street London EC2A 2DA United Kingdom In Europe: Tel: +44 (0)20 7214 7140 Email: liability.management@ca-cib.com	Credit Suisse Securities (Europe) Limited One Cabot Square Canary Wharf London E14 4QJ United Kingdom In Europe: Tel: +44 (0)20 7883 8763 Email: liability.management@credit-suisse.com
Lloyds Securities Inc.

1095 Avenue of the Americas
New York, NY 10036
United States

In Europe:
Tel: +44 (0)20 7158 2720
Email: Liability.Management@lloydsbanking.com
Attention: Liability Management Group

Natixis 30, avenue Pierre Mendès-France 75013 Paris France In Europe: Tel: +33 1 58 55 27 89 Email: legal.bonds@natixis.com Attention: Legal Bonds
Swedbank AB (publ) Large Corporates & Institutions SE-105 34 Stockholm Sweden Attention: Legal In Europe: Email: dcm.legal@swedbank.se	UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom Attention: Liability Management Group In Europe: Tel: +44 (0)20 7567 0525 Email: mark-t.watkins@ubs.com / mahmoud.abdelaal@ubs.com

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Richard Caven
+ 44 (0) 207 116 2809

Sofia Lonnqvist
+44 (0) 207 116 5716

Barclays Treasury
Jennifer Moreland
+ 44 (0) 203 555 4495

Tim Allen
+44 (0) 203 134 6290

Offer Restrictions

Certain Matters Relating to Non-U.S. Jurisdictions

Although the Offerors will mail the Prospectus to holders of the Existing T1 Securities to the extent required by U.S. law, neither the Prospectus nor this announcement is an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange securities in any jurisdiction in which such offer, sale, purchase or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. The Offerors have not taken any action under those non-U.S. regulations to facilitate a public offer to exchange outside the United States. Therefore, the ability of any non-U.S. person to tender Existing T1 Securities in the Exchange Offers will depend on whether there is an exemption available under the laws of such person's home country that would permit the person to participate in the Exchange Offers without the need for the Offerors to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors. Non-U.S. holders should consult their advisers in considering whether they may participate in the Exchange Offers in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the New AT1 Securities that may apply in their home countries. The Offerors and the Dealer Managers cannot provide any assurance about whether such limitations may exist.

No action has been or will be taken by Barclays, the Dealer Managers or the Exchange Agents in any jurisdiction outside the United States that would constitute a public offering of the New AT1 Securities other than the preparation of the Prospectus in compliance with articles 652a and 1156 of the Swiss Code of Obligations for purposes of making the Exchange Offers in Switzerland.

United Kingdom

The communication of this announcement, the Prospectus and any other documents or materials relating to the Exchange Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials in the United Kingdom is only directed at and may be communicated to (1) those persons who are within Article 43 of the Financial Promotion Order, and (2) any other persons to whom these documents and/or materials may lawfully be communicated under the Financial Promotion Order.

Isle of Man

The communication of this announcement, the Prospectus and any other documents or materials relating to the Exchange Offers is not being made by, and such documents will not be registered or filed as a prospectus with any governmental or other authority in the Isle of Man and the Prospectus and the issue of the New AT1 Securities have not been approved by the Isle of Man Financial Supervision Commission. Any offer for subscription, sale or exchange of the New AT1 Securities in or from the Isle of Man must be made:

(a) by an Isle of Man financial services licence holder appropriately licensed under section 7 of the Financial Services Act 2008 to do so;

(b) in accordance with any relevant exclusion contained within the Regulated Activities Order 2011; or

(c) in accordance with any available relevant exemption contained within the Financial Services (Exemptions) Regulations 2011.

Guernsey

The communication of this announcement, the Prospectus and any other documents or materials relating to the Exchange Offers has not been made by, and such documents have not been approved or authorized by the Guernsey Financial Services Commission for circulation in Guernsey. This announcement, the Prospectus and any other documents or materials relating to the Exchange Offers may not be distributed or circulated directly or indirectly to any persons in the Bailiwick of Guernsey other than (i) by a person licensed to do so under the terms of the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended, or (ii) to those persons regulated by the Guernsey Financial Services Commission as licensees under the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended, the Banking Supervision (Bailiwick of Guernsey) Law, 1994, the Insurance Business (Bailiwick of Guernsey) Law, 2002 or the Regulation of Fiduciaries, Administration Business and company Directors etc. (Bailiwick of Guernsey) Law, 2000.

 Jersey

The communication of this announcement, the Prospectus and any other documents or materials relating to the Exchange Offers is not being made by, and such documents are not subject to and have not received approval from either the Jersey Financial Services Commission or the Registrar of Companies in Jersey and no statement to the contrary, explicit or implicit, is authorised to be made in this regard. The New AT1 Securities may be offered or sold in Jersey only in compliance with the provisions of the Control of Borrowing (Jersey) Order 1958.

 Belgium

Neither this announcement, the Prospectus nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Exchange Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids (the "Belgian Takeover Law") or as defined in Article 3 of the Belgian Law of June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the "Belgian Prospectus Law"), both as amended or replaced from time to time. Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither this announcement, the Prospectus nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons who are "qualified investors" in the sense of Article 10 of the Belgian Prospectus Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any other circumstances set out in Article 6, §4 of the Belgian Takeover Law and Article 3, §4 of the Belgian Prospectus Law. This announcement and the Prospectus have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in this announcement and the Prospectus may not be used for any other purpose or disclosed to any other person in Belgium.

 France

The Exchange Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Prospectus nor any other documents or offering materials relating to the Exchange Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Exchange Offers. This announcement and the Prospectus have not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Exchange Offers, this announcement, the Prospectus or any other documents or materials relating to the Exchange Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to Italian laws and regulations. The Exchange Offers are being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Issuers' Regulation").

Accordingly, the Exchange Offers are only addressed to holders of Existing T1 Securities located in the Republic of Italy who are "qualified investors" (investitori qualificati) as defined pursuant to and within the meaning of Article 100 of the Financial Services Act and article 34-ter, paragraph 1, letter b) of the Issuers' Regulation.

 Holders or beneficial owners of the Existing T1 Securities located in the Republic of Italy that qualify as "qualified investors" can tender the Existing T1 Securities through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Existing T1 Securities or the Exchange Offers.

Denmark

The Exchange Offers have not been and will not be registered with or approved by the Danish Financial Supervisory Authority (Finanstilsynet).

The offering of the New AT1 Securities under the Exchange Offers and the New AT1 Securities will only be directed to persons in Denmark who acquire the securities in accordance with the exemptions from the requirement to prepare and publish a prospectus in the Danish Securities Trading Act (Værdipapirhandelsloven) or any executive orders issued pursuant thereto.

The Exchange Offers will not be made available to any other person in Denmark nor will the New AT1 Securities otherwise be marketed or offered for sale in Denmark.

The Netherlands

The Exchange Offers may exclusively be made, and the Prospectus, this announcement, and any other documents or offering materials relating to the Exchange Offers may only be distributed, in The Netherlands to legal entities qualifying as qualified investors (gekwalificeerde beleggers) within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Grand Duchy of Luxembourg

Neither the Prospectus, this announcement nor any other documents or materials relating to the Exchange Offers (the "Exchange Offers Documentation") have been or shall be offered, distributed or sold to the public within the territory of the Grand Duchy of Luxembourg unless:

(a)           it has been duly approved by the Commission de Surveillance du Secteur Financier (the "CSSF") pursuant to part II of the Luxembourg law dated 10  July 2005 on prospectuses for securities, as amended (the "Luxembourg
        Prospectus Law"), implementing Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading, as amended through Directive 2010/73/EU of the European Parliament and of the Council of 24 November 2010 (the "Prospectus Directive"), if Luxembourg is the home Member State as defined under the Luxembourg Prospectus
        Law; or

(b)           if Luxembourg is not the home Member State, the CSSF has been provided by the competent authority in the home Member State with a certificate of approval attesting that the Exchange Offers Documentation has been drawn up in accordance with the Prospectus Directive and with a copy of the said prospectus; or

(c) the Exchange Offers Documentation benefits from an exemption from or constitutes a transaction not subject to, the requirement to publish a prospectus pursuant to the Luxembourg Prospectus Law.

Singapore

The Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Prospectus, this announcement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of New AT1 Securities may not be circulated or distributed, nor may New AT1 Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where New AT1 Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)           a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New AT1 Securities pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; or (iv) as specified in Section 276(7) of the SFA.

Hong Kong

The New AT1 Securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the New AT1 Securities (including the Prospectus and this announcement) has been issued or been in the possession of the Dealer Managers for the purposes of issue, and will not be issued or be in the possession of the Dealer Managers for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New AT1 Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New AT1 Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948) (the "FIEA") has been made or will be made with respect to the solicitation of the application for the acquisition of the New AT1 Securities as such solicitation falls within a Solicitation Only for Qualified Institutional Investors (as defined in Article 23-13 paragraph 1 of the FIEA). Accordingly, the New AT1 Securities have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except in compliance with the requirements for the application of a "Qualified Institutional Investors Private Placement Exemption" under Article 2, paragraph 3, item 2 (a) of the FIEA and the other applicable laws and regulations of Japan.

Pursuant to the Qualified Institutional Investors Private Placement Exemption, the New AT1 Securities may not be transferred except to (i) a non-resident of Japan or (ii) a Qualified Institutional Investor (as defined in Article 2, paragraph 3, item 1 of the FIEA).

General

The Exchange Offers do not constitute an offer to buy or the solicitation of an offer to sell Existing T1 Securities and/or New AT1 Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Exchange Offers to be made by a licensed broker or dealer and the Dealer Manager or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Exchange Offers shall be deemed to be made on behalf of Barclays by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Exhibit No. 6

Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 8 May 2014 that, on 7 May 2014 it had purchased, and now held as bare trustee of Sharepurchase, 831 ordinary shares in the Company at a price of £2.5242 per share, for Ashok Vaswani, a Person Discharging Managerial Responsibilities ("PDMR").

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)20 7116 5752	+44 (0) 20 7116 4755

Exhibit No. 7

21 May 2014

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 6 May 2014, the Company announced an interim dividend of one pence per Ordinary Share for the year ending 31 December 2014 payable on 23 June 2014 (the 'Interim Dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Interim Dividend is 243.03 pence. The deadline for applications under the Programme in respect of the Interim Dividend is 4.30pm (London Time) on 2 June 2014.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 14 May 2014 to 20 May 2014 (inclusive).

For further information, please contact:

The Registrar to Barclays
0871 384 2055* (from the UK)
+44 (0) 121 415 7004 (from overseas)

*Calls cost 8p per minute plus network extras.  Lines open 8.30am to 5.30pm UK time Monday to Friday, excluding public holidays.

Barclays Investor Relations Charlie Rozes +44 (0)20 7116 5752
Barclays Media Relations Giles Croot +44 (0)20 7116 4755

Exhibit No. 8

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 4 March 2014, relating to the issuance of up to SEK 100,000,000 Notes linked to an Equity Basket due 18 July 2019 (the "Securities" or the "Notes") (Series: NX000150575)

To view the full document, please paste the following URL into the address bar of your browser.

http://irreports.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-100000000-Notes-linked-to-an-Equity-Basket-due-18-July-2019-Series-NX000150575-PDF-483KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330709258499&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 9

27 May 2014

Barclays PLC

Tushar Morzaria speaking at an investor conference in New York

Tushar Morzaria, Barclays Group Finance Director, is speaking today at the Deutsche Bank Global Financial Services Investor Conference in New York. His comments will contain no material new information.

This will be available via live webcast at 13:45 EDT / 18:45 BST with a replay accessible for 90 days afterwards.

Webcast link:   http://www.media-server.com/m/p/8eq24pqx

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 10

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

RSSP Basisprospekt H dated 13 May 2014 for the issuance of securities by Barclays Bank PLC pursuant to the Retail Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://irreports.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DRSSP-Basisprospekt-H-Prospekt-ID-9315657-PDF-5MB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330709220909&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 11

30 May 2014

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 May 2014, Barclays PLC's issued share capital consists of 16,398,663,996 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,398,663,996) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.